Internet Initiative Japan Inc., Jinbocho Mitsui Bldg., 1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo 101-0051, Japan

February 24, 2011

Ms. Jen Woo
Attorney-Advisor
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C.  20549,
U.S.A.

Re:	Internet Initiative Japan Inc.
Form 20-F for the Year Ended March 31, 2010
Filed on September 28, 2010
File No. 000-30204

Dear Ms. Woo:

This is in response to the comments of the Staff (the “staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated February 8, 2011, with respect to the annual report on Form 20-F of Internet Initiative Japan, Inc. (“IIJ””) for the fiscal year ended March 31, 2010 (the “Form 20-F”). For your convenience, we have included the text of the staff’s comments below and have keyed IIJ responses accordingly.

Form 20-F for the fiscal year ended March 31, 2010

Item 7. Major Shareholders and Related Party Transactions

B. Related Party Transactions, page 63

1.
It appears that one of your directors, Takashi Hiroi, is affiliated with Nippon Telegraph and Telephone Corporation, a 30% shareholder of the company.  Please tell us what consideration you have given to disclosing the nature of the relationship between Mr. Hiroi and the majority shareholder as a related party transaction and explaining whether the relationship is pursuant to a shareholder agreement. See Item 7.B of Form 20-F.

Response:
IIJ acknowledges the staff’s comments and respectfully informs the staff that Mr. Hiroi, who has been acting as one of IIJ’s outside directors since June 2004, is also currently the General Manager of the Business Planning Division of Nippon Telegraph and Telephone Corporation (“NTT”), as disclosed in the Form 20-F.

Mr. Hiroi's serving on IIJ’s board of directors is not based upon any shareholders’ agreement or any other agreement with NTT, its affiliates  or any other party. As disclosed in the Form 20-F risk factor, page 11, although NTT and its affiliates hold 30% of the IIJ’s outstanding voting shares as of March 31, 2010 and as a result, they could exercise substantial influence over IIJ, Mr. Hiroi was nominated by IIJ's board of directors in the exercise of their discretionary judgment and elected by the shareholders of IIJ to serve as an outside director.

In future filings, IIJ would like to expand its disclosure on the relationship with Mr. Hiroi and NTT by adding the following sentence in the “NTT-affiliated Companies” subsection of the Related Party Transactions section of IIJ’s future Forms 20-F:

“All the transactions entered into with NTT and its affiliates are entered in the ordinary course of business. Mr. Takashi Hiroi, one of our outside directors, is an employee of NTT. There is no shareholders’ agreement in place with NTT, its affiliates or any other party for the appointment of any of our directors”.

IIJ acknowledges that the

•	IIJ is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	IIJ may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions on the foregoing, please do not hesitate to contact me by phone at 81-3-5205-6333, by email at register@iij.ad.jp, or by facsimile at 81-3-5259-6311.

Very truly yours,

/s/ Akihisa Watai
Akihisa Watai
Managing Director, Chief Financial Officer and Chief Accounting Officer

cc:	Barbara Jacobs
Assistant Director
(Securities and Exchange Commission)

Izumi Akai
Yoichiro Taniguchi
Sandra Treusdell
Junko Urabe
(Sullivan & Cromwell LLP)